Exhibit (a)(1)(B)

From:	MIP Exchange
To:	MIP Exchange Participants
Subject:	Global Business Travel Group, Inc. Amended and Restated Offer to Exchange Eligible Options for New Restricted Stock Units

As you are aware, Global Business Travel Group, Inc. (“GBTG,” “we,” “us” or “our”) previously commenced the Offer to Exchange Eligible Options for New Restricted Stock Units (the “Exchange Offer”) on December 13, 2022. On January 9, 2023, the GBTG Board of Directors amended the terms of the Exchange Offer (the “Amended Exchange Offer”). You are receiving this email because you are currently eligible to participate and exchange certain outstanding stock options for replacement restricted stock units with modified terms (“New RSUs”).

The Exchange Offer is amended to require that, in order to tender Eligible Legacy Options in exchange for New RSUs, Eligible Participants must agree to the automatic exercise of all of their in-the-money Legacy Options at the closing of the Amended Exchange Offer (i.e., the “Expiration Time” as defined below). Such in-the-money Legacy Option would be exercised on a cashless basis and net-settled for applicable taxes (based on the closing price of our Class A Common Stock on the Closing Date). Accordingly, the value of New RSUs received by Eligible Participants for tendered Eligible Legacy Options will no longer be reduced by the value of any in-the-money Legacy Options that are outstanding at the Expiration Time.

Any election that you submitted prior to GBTG’s filing of the Amended Offer Documents on January 11, 2023, is hereby deemed void and you will need to sign and return a new Election Form via DocuSign in order to participate in the Amended Exchange Offer.

The terms and conditions of the Amended Exchange Offer are described in detail in Amendment No. 2 to the Tender Offer Statement on Schedule TO and the exhibits thereto including the Amended and Restated Offer to Exchange Eligible Options for New Restricted Stock Units (the “Amended Offer Documents”) filed by GBTG with the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2023, and can be accessed on the GBTG website at www.amexglobalbusinesstravel.com or through the SEC website at www.sec.gov.

The Amended Exchange Offer, which was originally scheduled to expire at 11:59 p.m. EST on January 11, 2023, has been extended until 11:59 p.m. EST on January 26, 2023 (the “Expiration Time”), unless further extended. We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time.

“Eligible Options” means all out-of-the-money GBTG stock options, meaning outstanding stock options to purchase our Class A Common Stock that have an exercise price that is equal to or greater than the closing price for our Class A Common Stock on the day that the Amended Exchange Offer closes and that are held by an Eligible Participant. Eligible Options granted prior to December 2, 2021 are referred to as “Eligible Legacy Options” and Eligible Options granted on December 2, 2021 are referred to as “Eligible BCA Options”.

If you participate in the Amended Exchange Offer, all of your tendered Eligible Options will be irrevocably cancelled and we will grant you New RSUs with modified terms, as described in the Amended Offer Documents. If you hold more than one option grant that qualifies as an Eligible Option and elect to participate in the Exchange Offer, you must tender for exchange all (but not less than all) of your Eligible Legacy Options and / or all (but not less than all) of your Eligible BCA Options. In addition, an election to participate in the Amended Exchange Offer will be deemed an acceptance of the applicable RSU award agreement attached to the Amended Offer Documents. If you participate in the Amended Exchange Offer with respect to your Eligible Legacy Options, you will be deemed to have automatically exercised, as of the Expiration Time, all (but not less than all) of your outstanding Legacy Options to purchase our Class A Common Stock that have an exercise price less than the closing price for our Class A Common Stock on the day that the Amended Exchange Offer closes.

All documents, communications and questions regarding the Amended Exchange Offer should be delivered to and received from our designated email account (the “Exchange Account”): MIPExchange@amexgbt.com.

Please carefully read all of the Amended Offer Documents before making any decisions regarding this Amended Exchange Offer. You will receive an Election Form separately through DocuSign for your review and completion. Once completed, the form will automatically be returned to the Exchange Account.

To participate in the Amended Exchange Offer, you must sign and return the Election Form sent to you via DocuSign. Initial elections will be accepted only via DocuSign and failure to complete the election form will be deemed a decision not to participate in the Amended Exchange Offer. If you later decide to withdraw your election, please deliver by email to the Exchange Account your completed and signed Notice of Withdrawal, a form of which is being provided to you concurrently with this email and is attached as an exhibit to the Amended Offer Documents, or you can request a form by emailing the Exchange Account.

Once you have withdrawn Eligible Options, you may re-tender such Eligible Options prior to the Expiration Time. Any such subsequent elections to tender Eligible Options will be accepted only via email to the Exchange Account of a new, signed and dated Election Form, a form of which is being provided to you concurrently with this email and is attached as an exhibit to the Amended Offer Documents, or you can request a form by emailing the Exchange Account.

Please understand that we cannot advise you on whether or not to participate in the Amended Exchange Offer. Participation in the Amended Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. GBTG recommends that you consult your tax and financial advisors to address questions regarding your decision. This notice does not constitute an offer. The full terms of the Amended Exchange Offer are described in the Amended Offer Documents, which you may access on the GBTG website at www.amexglobalbusinesstravel.com or through the SEC website at www.sec.gov. The Exchange Offer was approved by GBTG’s stockholders at the special meeting of the Company’s stockholders on January 6, 2023.

Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Amended Offer Documents.

Regards,

Eric J. Bock
Chief Legal Officer, Global Head of M&A, Compliance
and Corporate Secretary

Attachments:
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Amended Exchange Offer and Exhibits
•
Election Form
•
Notice of Withdrawal of Election Form